Exhibit to Item 77O

Transactions effected pursuant to Rule 10f-3

RBC FUNDS TRUST:   RBC Prime Money Market Fund

Pursuant to Rule 10f-3, the following constitutes the required report of securities that were purchased from syndicates in which an affiliated broker-dealer was a participant for the period October 1, 2012 through March 31, 2013 in accordance with the Trust's Rule 10f-3 Procedures.

ISSUER: Toyota Motor Credit Corp.

Trade Date: 12/04/12
Part of an issue registered under the 1933 Act that is being offered to the public (Medium Term Notes, Series B - Floating
Rate)

Selling Broker: Loop Capital Markets LLC

Selling Syndicate Members: Loop Capital Markets LLC and RBC
Capital Markets, LLC

Amount Purchased:  $25,000,000

Purchase Price: $100.00/share

% of Issue: 11.1%